One Corporate Center
GAMCO Investors, Inc.
Rye, NY 10580-1422
Tel. (914) 921-5147
Fax (914) 921-5392




March 10, 2006


Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Mr. Pande:

     We have summarized below our responses to the three comments discussed on our conference call of March 8, 2006.

     We appreciate your expedited review of our previous letter, dated March 1, 2006. As discussed, our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is required to be filed no later than March 16, 2005. Therefore, we would also appreciate your efforts to expedite your review of these responses.

1. Please explain why GAMCO Telecom Plus LP, which began trading on July 1, 2005, was not consolidated for the period ended September 30, 2005?

Response

     Our investment in GAMCO Telecom Plus, LP ("GAMCO Telecom") was accounted for under the equity method of accounting for the period ended September 30, 2005. We elected not to consolidate this entity because the effects of its consolidation were not material to GAMCO Investors, Inc.'s ("GBL") overall consolidated financial statements.

     GAMCO Telecom had total assets of approximately $1.3 million as of September 30, 2005, representing 0.18% of GBL's total assets, with 100% of the partnership interests owned by GBL and/or its subsidiaries. In addition, GAMCO Telecom did not utilize any leverage within its activities during the periods ended September 30, 2005 and December 31, 2005.


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     Consolidating this entity, rather than accounting for it under the current method of equity accounting, would have only reclassified or eliminated certain items on the balance sheet and income statement and would have had no impact on GBL's net income or equity in the overall consolidated financial statements. In all instances, the reclassifications or eliminations represented well below 1% of all the individual line items affected on the balance sheet and income statement.

     Due to the immaterial effects of consolidating GAMCO Telecom on the overall consolidated financial statements of GBL, we elected not to consolidate this entity at September 30, 2005 and December 31, 2005. However, we plan on consolidating this entity for the period ended March 31, 2006 as we will be required to consolidate a majority of our partnerships/funds in accordance with the provisions of FIN46R and EITF 04-5.


2. Please explain how you considered the ability of the general partner/investment manager of a fund to suspend withdrawals in determining that control of a partnership/fund was not held by the general partner/investment manager. Specifically, the provision that:

          the General Partner may declare a suspension of withdrawals or the payment of withdrawal proceeds for the whole or any part of any period when:

          (i) there exists any state of affairs which constitutes a state of emergency or period of extreme volatility or illiquidity as a result of which (a) disposal of a substantial part of the investments of the Partnership or Master Fund would not be reasonably practicable or might seriously prejudice the limited partners of the Partnership or (b) it is not reasonably practicable for the Partnership or the Master Fund to determine fairly the value of its net assets;

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Response

     The inclusion of this provision within a partnership/fund is designed to protect the limited partners and the limited partnership in extreme cases where liquidation of the portfolio or positions in the portfolio would negatively impact the partners'/shareholders' capital and/or the overall net assets/capital of the partnership/fund.

     In evaluating the effects of this provision on whether it had an impact in determining the control of a partnership/fund by the general partner/investment manager, we considered the following:

     o As explained in our letter dated March 1, 2006, the investments within our partnerships/funds are primarily marketable securities. There are only three partnerships/funds that hold private investments, and such investments only represent a relatively small portion of each overall portfolio. As a result, the investments in securities held by the partnerships/funds can generally be liquidated within a short time frame;

     o We generally do not hold large positions in any one portfolio holding, a fact that further increases the likelihood that any position could be liquidated within a short time frame;

     o Since GBL went public in 1999, we have never had a situation that has required any of our partnerships/funds to suspend withdrawals; and

     o This is generally a standard provision for partnerships/funds within the industry.

     For the reasons detailed above, we believe that this provision is unlikely to be invoked by the general partner/investment manager except in the most extraordinary circumstances and therefore is not an important factor in considering whether the general partner/investment manager controls any of our partnerships/funds.

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3.   Please more fully explain the following provision, which is present in a number of your partnerships/funds in some form:

          Notwithstanding the foregoing, a Limited Partner will not be permitted to withdraw an amount which would decrease the remaining balance of such Limited Partner's Capital Account below $500,000 without the prior consent of the General Partners, which consent may be arbitrarily withheld.


Response

     The provision that requires the consent of the general partner/investment manager for withdrawals that would decrease the remaining balance of a limited partner's or shareholder's capital below a certain threshold is present to prevent limited partners or shareholders from maintaining small capital balances. This requirement ties in to the provision that is present in most funds that requires a minimum initial investment, as this threshold amount is generally set at the same level as the minimum initial investment. Similar to this provision, the minimum initial investment provision generally requires the prior consent of the general partner/investment manager.

     This provision is intended to prevent a limited partner/shareholder from making an investment above the stated minimum initial investment and then subsequently withdrawing capital, without the consent of the general/investment manager, in an amount that leaves their capital balance below such stated minimum. In addition, the existence of too many small investors may be detrimental to the partnership/fund in terms of administrative costs and may trigger adverse consequences under the Investment Company Act or tax laws.

     It is also important to note the following:

     o A limited partner/shareholder would not require the consent of the general partner/investment manager for a full withdrawal, as consent is only required to maintain a capital balance below the stated threshold; and

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     o    The general partners/investment managers of our partnerships/funds have demonstrated a history of granting consent for investments below the stated minimum initial investment as well as for withdrawals which reduce the a limited partner's or shareholder's capital below the stated threshold in certain situations, where applicable.

     For the reasons detailed above, we believe that this provision is designed to prevent limited partners/shareholders from maintaining small balances and does not result in the general partner/investment manager controlling a partnership/fund as the limited partner/shareholder does not require the prior consent of the general partner/investment manager for a full withdrawal.


Closing Comments
----------------

     If you have any questions or require additional information, please contact me at (914) 921-5147.


Regards,



Michael R. Anastasio Jr.
Vice President and Chief Financial Officer


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